Exhibit 12.1

Kansas City Southern de México, S.A. de C.V.

Schedule of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio data)

	Six Months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$32.0	$170.7	$317.6	$219.7	$88.5	$3.4	$109.2
Interest expenses	34.7	43.2	85.4	77.0	94.6	106.6	83.4
Amortization of capitalized expense	1.3	1.5	3.0	3.2	3.2	3.5	3.2
Portion of rents representative of an appropriate interest factor (1)	7.0	6.4	12.8	15.5	17.9	21.0	21.2
Distributed income of equity investments	1.5	2.3	2.3	2.3	1.5	3.0	7.2

Income (loss) before income taxes and minority interest Adjusted	$76.5	$224.1	$421.1	$137.5	$205.7	$137.5	$224.2

Fixed charges:
Interest expenses	34.7	43.2	85.4	77.0	94.6	106.6	83.4
Amortization of capitalized expense	1.3	1.5	3.0	3.2	3.2	3.5	3.2
Capitalized interest	—	—	—	—	—	—	0.6
Portion of rents representative of an appropriate interest factor (1)	7.0	6.4	12.8	15.5	17.9	21.0	21.2

Total fixed charges	$43.0	$51.1	$101.2	$95.7	$115.7	$131.1	$108.4

Ratio of earnings to fixed charges	1.8	4.4	4.2	3.3	1.8	1.0	2.1

(1)	Rents represent one-third of rents expense.